Exhibit 99.1

Ituran Announces New OEM Agreement with Stellantis in
South America

AZOUR, Israel – May 27, 2025 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics, today announced a new service agreement with Stellantis in South America. The contract covers multiple countries in the region and is set for a multi-year period, with the potential for expansion to additional markets and extended service periods.

Eyal Sheratzky, co-CEO of Ituran, commented, "We are excited to enter this strategic partnership with Stellantis, bringing our advanced stolen vehicle recovery and tracking solutions to their customers across South America. Stellantis is the largest car manufacturer in Latin America, which includes Fiat, Jeep, Peugeot and many others.  Our goal is to provide Stellantis drivers with a safer and more connected experience while strengthening our position as a leading telematics provider in the region. We anticipate this partnership will significantly expand our subscriber base over the coming years."

Gisele Tonello, Vice-President Stellantis Software Business Unit in South América, added, "We are pleased to collaborate with Ituran to enhance the security and connectivity of our vehicles in South America. This agreement will allow our customers to benefit from industry-leading vehicle recovery and tracking services, ensuring greater peace of mind. We look forward to a strong and long-lasting partnership with Ituran."

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approximately 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040